July 13, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Acasys Capital, Inc.

Form S-1/A

Filed May 9, 2018

File No. 333-220027

To the men and women of the SEC:

On behalf of Acasys Capital, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 4, 2018 addressed to Mr. Hatadi Shapiro Supaat, the Company’s President, with respect to the Company’s filing of its S-1/A on May 9, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please revise your registration statement to provide updated financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Company Response:

We have updated our financials statements and corresponding disclosures within the Registration Statement.

2. We note your response to comment 2. Please enhance your discussion in your Prospectus Summary section to discuss your intention to carry on the business and operations of British Cambridge, Inc.

Company Response:

We have added the following to page 2:

Note: Our controlling shareholder, officer, and director Hatadi Shapiro Supaat is and was an officer, director, and controlling shareholder of British Cambridge, Inc. a Delaware Company. British Cambridge, Inc. was initially started as a company offering an educational platform, and subsequently changed its business operations to consulting services. The controlling shareholder(s), officer, and directors of British Cambridge, Inc., decided that it would be preferable to create a business that has been, since inception, solely focused upon consulting services. As a result, British Cambridge, Inc. has gone dormant and Acasys Capital, Inc., a Delaware Company was created by the controlling shareholder of British Cambridge, Inc., Hatadi Shapiro Supaat. The existing shareholders of British Cambridge, Inc. were given the option of a refund of their entire investment that they made in British Cambridge Inc., or the option to do nothing at all and remain an investor in British Cambridge, Inc., despite knowing that there are no future plans for British Cambridge, Inc. British Cambridge, Inc. did not provide an expiration on the timeline investors have to make a decision as to how they would like to proceed.

British Cambridge, Inc. had never consummated any contracts or agreements pertaining to its proposed consulting services it sought to carry out. Upon creation of Acasys Capital, Inc., British Cambridge, Inc., has ceased any operations and went dormant. We, Acasys Capital, Inc., intend to carry out the consulting services that British Cambridge, Inc. previously sought to carry out regarding assisting businesses with services relating to going public on the OTC Marketplace. It should be noted however, we also intend to offer supplementary services as detailed below under “Business Information.”

3. We note the agreement with DLX Holdings, Inc. entered into on December 15, 2017. Please revise to confirm, if true, that DLX Holdings is not a related party. Otherwise, please provide the information required by Item 404(d) of Regulation S-K.

Company Response:

We have added the following to page 15: “DLX Holdings, Inc. is not a related party to Acasys Capital, Inc.”

4. We note your disclosure that you have entered into an agreement with DLX Holdings, Inc. to provide consulting services. Please file the agreement as an exhibit to your registration statement or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Company Response:

We have added the agreement as exhibit 10.3.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 13, 2018

/s/ Hatadi Shapiro Supaat

Hatadi Shapiro Supaat

President